FILED AS CORRESPONDENCE ON EDGAR
AND SENT BY FAX

August 5, 2005

Securities and Exchange Commission
Division of Corporation Finance
Washington D.C. 20549-7010

RE: SEC Letter Dated July 27, 2005 regarding Ceramics Process Systems Corporation Form 10-K for the fiscal year ended December 25, 2004, Filed March 28, 2005.

File No. 0-16088

Dear Ms. Shah:

Please find below in italics your requests from the above referenced letter; our responses follow in non-italics.

Form 10-K for the year ended December 25, 2004.
Financial Statements
Report of Independent Registered Public Accounting Firm
1. We have reviewed your response to prior comment 3 in our letter dated June 30, 2005. Please amend the Form 10-K for the year ended December 25, 2004 to revise the wording in the audit report to indicate that the predecessor auditor has ceased operations. Footnote 2 of interpretation 15 of AU Section 508 states: "A firm my cease operations with respect to public entities and still issue audit opinions with respect to non-public entities."

We are today filing via EDGAR an amended Form 10-K (Form 10-K/A) for the year ended December 25, 2004 wherein our auditors have revised the wording in their audit report to indicate that the predecessor auditor has ceased operations.

(2) Summary of Significant Accounting Policies
2. We have reviewed your response to prior comment 4 in our letter dated June 30, 2005. We assume that you only recognize an impairment loss when the carrying value of the asset exceeds the undiscounted future cash flows expected to be generated by the asset. If true, in future filings, please disclose this fact as part of your policy.

Your assumption is correct, we only recognize an impairment loss when the carrying value of the asset exceeds the undiscounted future cash flows expected to be generated by the asset. We will disclose this fact as part of our policy in our future filings.

We welcome any additional feedback or questions you may have. We are fully committed to full compliance with all SEC regulations and to full disclosure to the public.

Sincerely,

/s/ Grant Bennett

Grant Bennett
President, Chief Executive Officer and Chief Financial Officer